UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

Earnings Release

2Q25

Coca-Cola ANDINA
Coca-Cola
SIN AZÚCAR
Coca-Cola
SIN AZÚCAR

Conference Call Information

Wednesday, July 30, 2025
11:00 a.m. Chile – 11:00 a.m. EST

Dial-IN Participants

USA 1 (718) 866-4614
Chile: 56 (2) 2840-1484
More phone numbers available on the conference call link
Access code: 163263

Webcast

https://mm.closir.com/slides?id=163263

Audio

Available at www.koandina.com
Wednesday, July 30, 2025, following the Conference Call.

July 29, 2025

Contact in Santiago, Chile
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with consolidated Sales Volume of 207.5 million unit cases*, up 5.3% compared to the same quarter last year. Transactions* reached 1,136.7 million in the quarter, representing an increase of 4.7% compared to the same quarter last year. Consolidated accumulated Sales Volume reached 458.5 million unit cases, representing an increase of 7.7% compared to the previous year. Accumulated transactions reached 2,491.7 million, representing an increase of 6.7%.

The Company's reported figures are as follows:

•	Consolidated Net Sales reached CLP 738,154 million in the quarter, an increase of 9.8% compared to the same quarter of the previous year. Accumulated Consolidated Net Sales reached CLP 1,612,680 million, representing an increase of 8.5% compared to the previous year.
•	Consolidated Operating Income* reached CLP 79,873 million in the quarter, representing an increase of 8.5% compared to the same quarter last year. Accumulated Consolidated Operating Income was CLP 210,562 million, an increase of 5.4% compared to the previous year.
•	Consolidated Adjusted EBITDA* increased 9.2% compared to the same quarter of the previous year, reaching CLP 119,323 million in the quarter. Adjusted EBITDA Margin reached 16.2%, a contraction of 9 basis points compared to the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 288,529 million, representing an increase of 6.1% compared to the previous year. Adjusted EBITDA Margin for the period reached 17.9%, a contraction of 41 basis points compared to the previous year.
•	Net income attributable to owners of the controller for the quarter reached CLP 37,233 million, representing an increase of 51.3% compared to the same quarter of the previous year. Accumulated Net Income attributable to owners of the controller was CLP 113,589 million, representing an increase of 21.4% compared to the previous year.

SUMMARY OF RESULTS FOR THE SECOND QUARTER AND FIRST HALF 2025
(Figures in million CLP)	2Q24	2Q25	% Var.	1H24	1H25	% Var.
Sales Volume (Million Unit Cases)	197.1	207.5	5.3%	425.9	458.5	7.7%
Net Sales	672,193	738,154	9.8%	1,485,738	1,612,680	8.5%
Operating Income*	73,582	79,873	8.5%	199,846	210,562	5.4%
Adjusted EBITDA*	109,259	119,323	9.2%	271,854	288,529	6.1%
Net income attributable to the owners of the controller	24,602	37,233	51.3%	93,588	113,589	21.4%

Comments of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“In the second quarter of 2025, Sales Volume reached 207.5 million unit cases, a 5.3% increase compared to the same period last year. This growth was driven mainly by a 23.7% increase in the volume of our franchise in Argentina. The franchise recovered more than 75% of the volume it lost in the second quarter of 2024, a year marked by a severe economic crisis in Argentina. In Chile, volume grew 3.5%, with notable growth in the soft drinks and water categories. In Brazil, volume grew 1.0% despite a difficult basis of comparison with the same period last year, while in Paraguay, volume declined 0.7% despite an increase in our market share, mainly due to the coldest winter in recent years.

Consolidated Net Sales reached CLP 738,154 million, showing growth of 9.8% compared to the same period last year, while Consolidated Adjusted EBITDA was CLP 119,323 million, a growth of 9.2% compared to the same quarter last year. In local currency, adjusted EBITDA from our operations in Argentina grew 110.6%, remained unchanged in Brazil, grew 13.1% in Chile, and decreased 0.8% in Paraguay. It should be noted that on a currency-neutral basis, consolidated adjusted EBITDA grew 12.7% compared to the same quarter last year. Finally, net income attributable to the owners of the controller reached CLP 37,233 million, a 51.3% increase.

In terms of sustainability, in May we participated in the event "Mapping the Corporate Sustainability Landscape," which included the Sustainability Yearbook 2025 Awards Ceremony, presented by S&P Global, based on the results of the Corporate Sustainability Assessment (CSA). We were recognized as one of the most sustainable companies in the world in the beverage industry, ranking in the top 15% globally, and we obtained the highest score nationally and in Latin America and the fifth highest worldwide.

*The definitions used can be found in the Glossary on page 17 of this document.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

During the second half of the year, we will significantly expand our installed capacity by launching three new production lines: a multi-category line that can produce both soft drinks and beer in Duque de Caxias, a mineral water line at the same location, and a returnable beverage line in Paraguay. All of these projects, which had already been announced, are in line with our goal of meeting the growing demand of our consumers in these countries, improving our efficiency, and making our business more sustainable.”

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2024 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2025 and 2024 referred to in the Argentina sections are all in June 2025 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

CONSOLIDATED RESULTS: Second Quarter 2025 vs. Second Quarter 2024

(Figures in million CLP)	2Q24	2Q25	% Var.
Net Sales	672,193	738,154	9.8%
Operating Income	73,582	79,873	8.5%
Adjusted EBITDA	109,259	119,323	9.2%
Net income attributable to the owners of the controller	24,602	37,233	51.3%

During the quarter, consolidated Sales Volume was 207.5 million unit cases, representing an increase of 5.3% compared to the same period in 2024, explained by the increase in volume in Argentina, Chile and Brazil, partially offset by the decrease in volume in Paraguay. The Non-Alcoholic Beverages Segment accounted for 95.6% of consolidated Sales Volume and grew by 5.8%, explained by growth in the Segment in Argentina, Chile and Brazil, partially offset by the decrease in Paraguay. The Alcoholic Beverages Segment accounted for 4.4% of total volume and decreased by 5.7%, explained by lower volume in Brazil, Argentina and Chile, partially offset by higher volume in Paraguay. Transactions reached 1,136.7 million in the quarter, representing an increase of 4.7% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 738,154 million, an increase of 9.8%, explained by revenue growth in the four countries where we operate, as well as the effect of translating figures from the local currency in Argentina to the reporting currency, which was partially offset by the effect of translating figures from our subsidiaries in Brazil and Paraguay to the reporting currency. During the second quarter, 75.5% of the Company's total net revenues were generated through our digital platforms, representing an increase of 33.7 percentage points compared to the same period last year.

Consolidated Cost of Sales increased by 11.3%, mainly explained by (i) higher sales volumes in Argentina, (ii) higher PET resin costs in Brazil, Chile and Paraguay, (iii) higher concentrate costs in Brazil and Paraguay, (iv) the effect of the shift in the mix toward higher unit cost products in Chile and Paraguay, (v) the effect of the translation of our Argentine subsidiary's figures to the reporting currency, and (vi) the effect of the devaluation of the local currencies of Argentina, Brazil and Paraguay on our dollar-denominated costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs in Argentina and Chile, and (iii) the effect of translating figures from our subsidiaries in Brazil and Paraguay to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses increased 7.0%, mainly due to (i) higher distribution expenses due to higher volumes, (ii) higher labor costs in Argentina, Brazil and Chile, (iii) the effect of translating the figures of our subsidiary in Argentina to the reporting currency, and (iv) higher marketing expenses in Paraguay. This was partially offset by (i) lower marketing costs in Brazil, and (ii) the effect of translating the figures of our subsidiaries in Brazil and Paraguay to the reporting currency.

The aforementioned effects led to a consolidated Operating Income of CLP 79,873 million, an increase of 8.5%. Operating Margin was 10.8%.

Consolidated adjusted EBITDA reached CLP 119,323 million, increasing 9.2%. Adjusted EBITDA margin was 16.2%, a contraction of 9 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 37,233 million, an increase of 51.3%, and Net Margin reached 5.0%, an expansion of 138 basis points.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

ARGENTINA: Second Quarter 2025 vs. Second Quarter 2024

	2Q24	2Q25	% Var.	2Q24	2Q25	% Var.
	(Figures in million CLP)			(Figures in million ARS of June 2025)
Net Sales	130,408	170,285	30.6%	174,842	219,830	25.7%
Operating Income	-616	8,875	NA	-826	11,458	NA
Adjusted EBITDA	9,272	20,283	118.8%	12,431	26,184	110.6%

Sales Volume for the quarter increased 23.7% to 39.0 million unit cases, driven by growth in the Soft Drinks, Water and Juices and Other Non-Alcoholic Beverage categories, partially offset by a decline in the Beer and Other Alcoholic Beverages category. Transactions reached 185.5 million, representing an increase of 25.2%.

Net Sales totaled CLP 170,285 million, up 30.6%. In local currency, they increased by 25.7%, mainly due to the aforementioned increase in volume and to a lesser extent, the increase in average revenue per unit case sold.

Cost of Sales increased by 28.8%, while in local currency it increased by 24.0%, mainly explained by (i) higher sales volume, and (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs. This was partially offset by (i) lower concentrate costs, and (ii) lower sugar costs.

Distribution Costs and Administrative Expenses increased 15.7% in the reporting currency, while in local currency they increased 11.4%, mainly due to (i) higher distribution expenses, and (ii) higher labor costs and services provided by third parties.

The aforementioned effects led to an Operating Income of CLP 8,875 million, compared to a loss of CLP 616 million in the same period last year. Operating Margin was 5.2%. In local currency, Operating Income was a gain of ARS 11,458 million, compared to a loss of ARS 826 million in the same quarter of the previous year.

Adjusted EBITDA totaled CLP 20,283 million, an increase of 118.8%. Adjusted EBITDA margin was 11.9%, an expansion of 480 basis points. Adjusted EBITDA in local currency increased 110.6%.

BRAZIL: 2nd Quarter 2025 vs. 2nd Quarter 2024

	2Q24	2Q25	% Var.	2Q24	2Q25	% Var.
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	218,502	220,715	1.0%	1,217	1,321	8.5%
Operating Income	42,628	38,557	-9.6%	238	231	-2.8%
Adjusted EBITDA	51,901	48,320	-6.9%	289	289	0.0%

Sales Volume for the quarter reached 82.6 million unit cases, an increase of 1.0%, explained by the increase in the Soft Drinks category, partially offset by the decrease in the Water, Juices and Other Non-Alcoholic beverages and Beer and Other Alcoholic beverages categories. The Non-Alcoholic Beverages Segment accounted for 99.4% of total Sales Volume and grew by 1.7%, explained by growth in the Soft Drinks category, partially offset by the decline in the Water, Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages segment accounted for 0.6% of total volume and decreased by 51.8%, explained by the decline in the Beer category, partially offset by the increase in the Other Alcohols category. Transactions reached 435.8 million, representing an increase of 1.1%.

Net Sales totaled CLP 220,715 million, an increase of 1.0%. In local currency, Net Sales increased 8.5%, mainly due to the increase in average revenue per unit case sold and to a lesser extent, to the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased 10.5% in local currency, representing 97.8% of total sales. Net Sales in the Alcoholic Beverages segment decreased 38.9% in local currency, representing 2.2% of total sales.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

Cost of Sales increased 5.7%, while in local currency it increased 13.7%, mainly due to (i) the effect of the devaluation of the Brazilian real on our dollar-denominated costs, (ii) higher concentrate costs, and (iii) higher PET resin and aluminum costs. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses decreased 1.9% in the reporting currency. In local currency, they increased 5.3%, which is mainly explained by (i) higher distribution expenses, (ii) higher labor expenses, and (iii) higher depreciation charges. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 38,557 million, a decrease of 9.6%. Operating Margin was 17.5%. In local currency, Operating Income decreased by 2.8%.

Adjusted EBITDA reached CLP 48,320 million, a decrease of 6.9% compared to the previous year. Adjusted EBITDA Margin was 21.9%, a contraction of 186 basis points. In local currency, Adjusted EBITDA remained unchanged.

CHILE: Second Quarter 2025 vs. Second Quarter 2024

	2Q24	2Q25	% Var.
	(Figures in million CLP)
Net Sales	264,979	286,964	8.3%
Operating Income	20,003	22,284	11.4%
Adjusted EBITDA	32,840	37,141	13.1%

During the quarter, Sales Volume reached 67.6 million unit cases, representing an increase of 3.5%, explained by growth in the Soft Drinks and Water categories, partially offset by declines in the Juices and Other Non-Alcoholic Beverages and Beer and Other Alcoholic Beverages categories. The volume of the Non-Alcoholic Beverages Segment represented 88.2% of total Sales Volume and grew by 4.6%, explained by the increase in the Soft Drinks and Water categories, partially offset by the decrease in the Juices and Other Non-Alcoholic Beverages category. The volume of the Alcoholic Beverages Segment represented 11.8% of total Sales Volume and decreased by 4.2%, explained by the decline in all categories in the segment. Transactions reached 397.5 million, representing an increase of 1.8%.

Net Sales reached CLP 286,964 million, an increase of 8.3%, mainly explained by the increase in average revenue per unit case sold, as a result of price increases, and by the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased by 10.4%, representing 77.4% of total sales. Net Sales in the Alcoholic Beverages segment increased by 1.7%, representing 22.6% of total sales.

Cost of Sales increased 8.2%, mainly due to (i) a shift in the mix toward products with higher unit costs, and (ii) higher PET resin costs. This was partially offset by (i) lower sugar costs, and (ii) lower concentrate costs.

Distribution Costs and Administrative Expenses increased 7.7%, mainly due to (i) higher labor costs and services provided by third parties, and (ii) higher distribution expenses due to higher sales volumes.

The aforementioned effects led to an Operating Income of CLP 22,284 million, 11.4% higher than the previous year. Operating Margin was 7.8%.

Adjusted EBITDA reached CLP 37,141 million, an increase of 13.1%. Adjusted EBITDA Margin was 12.9%, an expansion of 55 basis points.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

PARAGUAY: Second Quarter 2025 vs. Second Quarter 2024

	2Q24	2Q25	% Var.	2Q24	2Q25	% Var.
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	61,341	61,963	1.0%	490,541	522,501	6.5%
Operating Income	13,956	13,142	-5.8%	111,366	110,747	-0.6%
Adjusted EBITDA	17,718	16,647	-6.0%	141,479	140,315	-0.8%

Sales Volume reached 18.2 million unit cases in the quarter, a decrease of 0.7%, explained by the decline in the Soft Drinks, Water and Juices and Other Non-Alcoholic Beverages categories, partially offset by the increase in the Beer and Other Alcoholic Beverages category. Transactions reached 117.9 million, representing an increase of 1.6%.

Net Sales totaled CLP 61,963 million, representing an increase of 1.0%. In local currency, Net Sales increased 6.5%, mainly explained by higher average revenue per unit case sold, partially offset by the aforementioned decrease in volume.

Cost of Sales in the reporting currency increased 5.1%. In local currency, it increased by 10.8%, mainly explained by (i) higher concentrate costs, (ii) the devaluation of the local currency affecting our dollar-denominated costs, (iii) higher PET resin costs, and (iv) the shift in the mix towards higher unit cost products. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses decreased by 2.5% and increased by 2.6% in local currency. This is mainly explained by (i) higher distribution costs, and (ii) higher marketing expenses. This was partially offset by higher operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 13,142 million, 5.8% lower than the previous year. Operating Margin reached 21.2%. In local currency, Operating Income decreased 0.6%.

Adjusted EBITDA reached CLP 16,647 million, a decrease of 6.0%, and Adjusted EBITDA Margin was 26.9%, a contraction of 202 basis points. In local currency, Adjusted EBITDA decreased by 0.8%.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

ACCUMULATED RESULTS: 1st Half 2025 vs. 1st Half 2024

Consolidated Results

(Figures in million CLP)	1H24	1H25	% Var.
Net Sales	1,485,738	1,612,680	8.5%
Operating Income	199,846	210,562	5.4%
Adjusted EBITDA	271,854	288,529	6.1%
Net income attributable to the owners of the controller	93,588	113,589	21.4%

Consolidated Sales Volume was 458.5 million unit cases, representing an increase of 7.7% compared to the same period in 2024, explained by volume growth in all countries where we operate. The Non-Alcoholic Beverages Segment accounted for 95.4% of consolidated Sales Volume and grew by 8.2%, explained by growth in the Segment in all countries where we operate. The Alcoholic Beverages Segment accounted for 4.6% of total volume and decreased by 2.1%, mainly explained by the reduction in the Segment's volume in Brazil and Argentina, which was partially offset by growth in Paraguay and Chile. Transactions reached 2,491.7 million, representing an increase of 6.7%. Consolidated Net Sales reached CLP 1,612,680 million, an increase of 8.5%.

Consolidated Cost of Sales increased by 9.8%, mainly due to (i) higher sales volumes in Argentina and Brazil, (ii) higher PET resin costs in Brazil, Chile and Paraguay, (iii) higher concentrate costs in Brazil and Paraguay (iv) the effect of the shift in the mix toward higher unit cost products in Chile and Paraguay, (v) the effect of the translation of our Argentine subsidiary's figures to the reporting currency, and (vi) the effect of the devaluation of the local currencies of Argentina, Brazil and Paraguay on our dollar-denominated costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs in Argentina and Chile, and (iii) the effect of translating figures from our subsidiaries in Brazil and Paraguay to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses increased 7.3%, mainly due to (i) higher distribution expenses, (ii) higher labor costs in Argentina, Brazil and Chile, (iii) the effect of translating the figures of our subsidiary in Argentina to the reporting currency, and (iv) higher marketing expenses in Paraguay. This was partially offset by (i) lower marketing costs in Brazil, and (ii) the effect of translating the figures of our subsidiaries in Brazil and Paraguay to the reporting currency.

The aforementioned effects led to a consolidated Operating Income of CLP 210,562 million, an increase of 5.4%. Operating Margin was 13.1%.

Consolidated Adjusted EBITDA reached CLP 288,529 million, an increase of 6.1%. Adjusted EBITDA Margin was 17.9%, a contraction of 41 basis points.

Net income attributable to the owners of the controller was CLP 113,589 million, an increase of 21.4%, and net margin reached 7.0%.

Argentina

	1H24	1H25	% Var.	1H24	1H25	% Var.
	(Figures in million CLP)			(Figures in million ARS of June 2025)
Net Sales	316,002	392,592	24.2%	423,673	506,817	19.6%
Operating Income	33,116	42,350	27.9%	44,400	54,672	23.1%
Adjusted EBITDA	53,578	65,344	22.0%	71,834	84,356	17.4%

Sales Volume increased by 22.4%, reaching 89.7 million unit cases, explained by the increase in the Soft Drinks, Water and Juices and Other Non-Alcoholic Beverages categories, partially offset by the decrease in the Beer and Other Alcoholic Beverages category. Transactions reached 424.5 million, representing an increase of 21.9%.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

Net Sales totaled CLP 392,592 million, an increase of 24.2%, while in local currency, Net Sales increased 19.6%, mainly explained by the aforementioned increase in volume, partially offset by the decrease in average revenue per unit case sold.

Cost of Sales increased 27.4%. In local currency, it increased 22.7%, mainly explained by (i) higher sales volume, and (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs. This was partially offset by (i) lower concentrate costs, and (ii) lower sugar costs.

Distribution Costs and Administrative Expenses increased 18.6% in the reporting currency. In local currency, these increased by 14.2%, mainly explained by (i) higher distribution costs due to higher volumes, (ii) higher labor costs and services provided by third parties, and (iii) lower other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 42,350 million, an increase of 27.9%. Operating Margin was 10.8%. In local currency, Operating Income increased by 23.1%.

Adjusted EBITDA reached CLP 65,344 million, an increase of 22.0%. Adjusted EBITDA margin was 16.6%, a contraction of 31 basis points. Adjusted EBITDA in local currency increased by 17.4%.

Brazil

	1H24	1H25	% Var.	1H24	1H25	% Var.
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	451,413	455,974	1.0%	2,435	2,750	12.9%
Operating Income	82,246	77,994	-5.2%	444	471	5.9%
Adjusted EBITDA	100,945	96,932	-4.0%	546	585	7.2%

Sales Volume increased by 7.2% to 174.0 million unit cases, driven by volume growth in the Soft Drinks and Juices and Other Non-Alcoholic Beverages categories, partially offset by declines in the Water and Beer and Other Alcoholic Beverages categories. The Non-Alcoholic Beverages Segment accounted for 99.3% of total Sales Volume and grew by 8.1%, explained by growth in the Soft Drinks and Juices and Other Non-Alcoholic Beverages categories, partially offset by a decrease in the Water category. The Alcoholic Beverages Segment accounted for 0.7% of total volume and decreased by 54.0%, which was explained by the decrease in the Beer category, partially offset by the increase in the Other Alcohols category. Transactions reached 921.3 million, representing an increase of 6.6%.

Net Sales reached CLP 455,974 million, an increase of 1.0%. In local currency, Net Sales increased 12.9%, due to the aforementioned increase in volume and higher average prices resulting from the price increases we have implemented. Net Sales in the Non-Alcoholic Beverages segment increased by 15.6% in local currency, representing 97.7% of total sales. Net Sales in the Alcoholic Beverages segment decreased by 43.0% in local currency, representing 2.3% of total sales.

Cost of Sales increased 4.3%, while in local currency it increased 16.6%, mainly explained by (i) higher sales volume, (ii) the negative effect of the exchange rate devaluation on our costs, (iii) higher concentrate costs, and (iv) higher PET resin and aluminum costs. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses decreased 2.5% in the reporting currency and increased 9.1% in local currency, mainly due to (i) higher freight expenses as a result of higher sales volume, (ii) higher depreciation charges, and (iii) higher labor costs. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 77,994 million, a decrease of 5.2%. Operating Margin was 17.1%. In local currency, Operating Income increased by 5.9%.

Adjusted EBITDA reached CLP 96,932 million, a decrease of 4.0% compared to the previous year. Adjusted EBITDA Margin was 21.3%, a contraction of 110 basis points. In local currency, Adjusted EBITDA increased by 7.2%.

COCA-COLA ANDINA
2Q25 EARNINGS RELEASE
www.koandina.com

Chile

	1H24	1H25	% Var.
	(Figures in million CLP)
Net Sales	588,219	628,704	6.9%
Operating Income	56,787	62,582	10.2%
Adjusted EBITDA	81,784	91,678	12.1%

Sales Volume reached 153.7 million unit cases, an increase of 2.3%, explained by the increase in volume in the Soft Drinks, Water and Beer and Other Alcoholic Beverages categories, partially offset by the decrease in the Juices and Other Non-Alcoholic Beverages categories. The Non-Alcoholic Beverages Segment accounted for 87.9% of total Sales Volume and grew by 2.6%, explained by the increase in the Soft Drinks and Water categories, partially offset by the decrease in the Juices and other non-alcoholic beverages category. The Alcoholic Beverages Segment accounted for 12.1% of total Sales Volume and grew 0.8%, explained by the increase in all categories in the segment. Transactions reached 888.1 million, representing an increase of 1.8%.

Net Sales totaled CLP 628,704 million, an increase of 6.9%, which is explained by higher average prices during the period, price increases, and the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased 7.1%, representing 77.6% of total sales. Net Sales in the Alcoholic Beverages segment grew 6.1%, representing 22.4% of total sales.

Cost of Sales increased 6.3%, mainly due to (i) a shift in the mix toward products with higher unit costs, and (ii) higher PET resin costs. This was partially offset by (i) lower sugar costs, and (ii) lower concentrate costs.

Distribution Costs and Administrative Expenses increased 7.2%, mainly due to (i) higher labor costs, and (ii) higher distribution expenses.

The aforementioned effects led to an Operating Income of CLP 62,582 million, 10.2% higher than the previous year. Operating Margin was 10.0%.

Adjusted EBITDA reached CLP 91,678 million, an increase of 12.1%. Adjusted EBITDA Margin was 14.6%, an expansion of 68 basis points.

Paraguay

	1H24	1H25	% Var.	1H24	1H25	% Var.
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	135,603	139,348	2.8%	1,061,839	1,159,314	9.2%
Operating Income	32,785	33,282	1.5%	256,016	276,620	8.0%
Adjusted EBITDA	40,799	40,385	-1.0%	318,823	335,845	5.3%

Sales Volume reached 41.1 million unit cases, representing an increase of 2.7%, explained by the increase in volume in the Soft Drinks, Water and Beer and Other Alcoholic Beverages categories, partially offset by the decrease in the Juices and Other Non-Alcoholic Beverages categories. Transactions reached 257.8 million, representing an increase of 3.2%.

Net Sales totaled CLP 139,348 million, an increase of 2.8%. In local currency, Net Sales increased 9.2%, which is explained by higher average prices and the aforementioned increase in sales volume.

Cost of Sales increased 5.3% and in local currency it increased 11.9%, mainly explained by (i) higher concentrate costs, (ii) the devaluation of the local currency affecting our dollar-denominated costs, (iii) higher PET resin costs, and (iv) the shift in the mix towards higher unit cost products. This was partially offset by lower sugar costs.

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Distribution Costs and Administrative Expenses decreased by 2.7% in the reporting currency. In local currency, they increased by 3.2%, mainly due to (i) higher distribution costs and (ii) higher marketing expenses. This was partially offset by higher operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 33,282 million, 1.5% higher than the previous year. Operating Margin reached 23.9%. In local currency, Operating Income increased by 8.0%.

Adjusted EBITDA reached CLP 40,385 million, 1.0% lower than the previous year, and Adjusted EBITDA Margin was 29.0%, a contraction of 111 basis points. In local currency, Adjusted EBITDA increased by 5.3%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 12,649 million, compared to CLP 9,567 million in expenses for the same quarter of the previous year, mainly due to lower financial income as a result of lower cash levels.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a loss of CLP 76 million to a profit of CLP 139 million, mainly due to higher results from subsidiaries in Brazil.

Other Income and Expenses recorded a loss of CLP 6,098 million, compared to a loss of CLP 9,813 million in the same quarter of the previous year, a difference mainly explained by lower contingencies in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a loss of CLP 5,300 million to a loss of CLP 2,448 million, which is mainly explained by lower exchange losses in Chile.

Income Tax went from -CLP 23,951 million to -CLP 22,085 million, this variation mainly due to higher withholding taxes in 2024, which are associated with increased dividends received from our operation in Paraguay.

CONSOLIDATED BALANCE SHEET

The balances of assets and liabilities at the closing dates of these financial statements are as follows:

	12.31.2024	06.30.2025	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	1,013,196	818,120	-195,075
Non-current assets	2,277,909	2,294,148	16,239
Total Assets	3,291,104	3,112,268	-178,836

	12.31.2024	06.30.2025	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	906,144	617,576	-288,568
Non-current liabilities	1,370,563	1,386,476	15,913
Total liabilities	2,276,707	2,004,052	-272,655

	12.31.2024	06.30.2025	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	37,988	36,876	-1,112
Equity attributable to owners of the controller	976,409	1,071,340	94,931
Total equity	1,014,397	1,108,216	93,819

At the end of June 2025, compared to year-end 2024, the Argentine peso and the Guaraní depreciated against the Chilean peso by 24.6% and 6.1%, respectively, which generated a decrease in asset, liability and equity accounts due to the translation of figures to the reporting currency. The Brazilian real appreciated 5.9% against the Chilean peso, which generated an increase in asset, liability and equity accounts due to the translation of figures to the reporting currency. Additionally, in accordance with IAS 29, prior to the translation of figures, the figures for Argentina are adjusted for accumulated inflation from the end of 2024 to the closing currency of this report, increasing the figures in local currency by 15.05%.

Assets

Total assets decreased by CLP 178,836 million, or 5.4% compared to December 2024.

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Current assets decreased by CLP 195,075 million, or 19.3% compared to December 2024, mainly due to the decrease in Trade receivables and other current accounts receivable (-CLP 93,802 million), due to seasonal factors, as we compare ourselves with December, the month with the highest sales of the year and, as a result, high accounts receivable compared to an average month. Added to this is the decrease in Other current financial assets (-CLP 76,196 million) and Cash and cash equivalents (-CLP 41,712 million).

Non-current assets increased by CLP 16,239 million, or 0.7% compared to December 2024, mainly due to the increase in Other non-current financial assets (CLP 8,162 million), due to an increase in taxes recoverable in Brazil, added to the effect of currency translation. Added to this is the increase in Property, plant and equipment (CLP 6,574 million), as a result of investments made, partially offset by depreciation.

Liabilities and Equity

Total liabilities decreased by CLP 272,655 million, or 12.0% compared to December 2024.

Current liabilities decreased by CLP 288,568 million, or 31.8% compared to December 2024, mainly due to the decrease in Other current non-financial liabilities (-CLP 140,108 million), mainly explained by the payment of the interim dividend recognized in December 2024. Added to this was the decrease in Trade accounts payable and other current accounts payable (-CLP 106,847 million), due to seasonal factors, considering that December is the month with the highest sales of the year and, therefore, a month with high accounts payable to suppliers.

On the other hand, Non-current liabilities increased by CLP 15,913 million, or 1.2% compared to December 2024, mainly due to the increase in Other non-current financial liabilities (CLP 13,191 million) driven by the variation in the UF, the exchange rate effect and the adjustment of liabilities associated with mark-to-market instruments of cross currency swaps linked to certain company bonds.

Equity increased by CLP 93,819 million, or 9.2% compared to December 2024, due to the increase in accumulated earnings from profits obtained during the period (CLP 113,589 million) and the restatement of equity balances in our subsidiary in Argentina in accordance with IAS 29 (CLP 40,213 million). These effects were partially offset by the decrease in Other reserves (-CLP 58,870 million) due to the negative effect of the translation of subsidiaries' figures.

06.30.2025
million CLP
Assets by Segment
Argentina	483,726
Brazil	1,016,250
Chile	1,264,425
Paraguay	347,867
Total Assets	3,112,268

06.30.2025
million CLP
Liabilities by Segment
Argentina	157,744
Brazil	610,060
Chile	1,158,882
Paraguay	77,366
Total liabilities	2,004,052

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FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	310
Cash and cash equivalents (1)	222
Other current financial assets (1)	0
Net valuation of hedging derivatives (2)	88

Financial debt	1,194
Bonds in the international market	520
Bonds in the local market (Chile)	587
Bank debt and other	86

Net financial debt	884

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	63%	41%
Unidad de Fomento (Chilean pesos indexed to inflation)	0%	40%
BRL (Brazil)	21%	16%
PGY (Paraguay)	11%	0%
ARS (Argentina)	2%	2%
USD (United States)	3%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Moody’s	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	06.30.2024	06.30.2025	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	146,123	156,676	10,553	7.2%
Investment	-147,862	-39,700	108,162	-73.2%
Financing	-63,344	-156,443	-93,098	147.0%
Net cash flow for the period	-65,084	-39,467	25,616	-39.4%

During the current period, the Company generated a negative net cash flow of CLP 39,467 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 156,676 million, higher than the CLP 146,123 million recorded in the same period of 2024, mainly due to lower other payments for operating activities.

Investment activities generated a negative cash flow of CLP 39,700 million, with a positive variation of CLP 108,162 million compared to the previous period, mainly explained by the sale of financial assets with cash income of CLP 72,786 million, added to lower Capex investment expenditure of CLP 35,342 million.

Financing activities generated a negative cash flow of CLP 156,443 million, with a negative variation of CLP 93,098 million compared to the previous period, mainly explained by higher dividend payments in 2025, added to higher short-term loan payments.

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MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 25	Dec 24	Jun 24	Jun 25 vs Dec 24		Jun 25 vs Jun 24
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.3	1.1	1.5	18.5%		-9.8%

Acid ratio	Current Asset – Inventory Current Liability	Times	0.8	0.8	1.0	4.6%		-20.9%

ACTIVITY
Investment		Million CLP	95,691	302,519	131,951	-68.4%		-27.5%

Inventory turnover	Cost of Sales Average Inventory	Times	3.2	7.3	3.6	-55.9%		-11.1%

INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.7	0.7	0.7	9.0%		9.3%

Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	9.9	12.7	14.5	-21.9%		-31.8%

Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.4	1.2	1.3	18.1%		10.3%

PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	24.7%	25.0%	22.2%	(0.3	pp)	2.5 pp

On Total Assets	Net Income Fiscal Year (12M) Average Assets	%	7.9%	7.5%	7.2%	0.4 pp		0.7 pp

Liquidity

Current liquidity showed a positive variation of 18.5% compared to December 2024, explained by the decrease in current liabilities (31.8%), which was greater than the decrease in current assets (19.3%).

Acid ratio increased by 4.6% compared to December 2024, due to the reasons outlined above, coupled with an increase in inventories (3.2%) during the period. Current assets excluding inventories decreased by 28.7% compared to December 2024.

Activity

At the end of June 2025, investments reached CLP 95,691 million, corresponding to a decrease of 27.5% compared to the same period in 2024, mainly explained by lower productive investments (mainly due to the beer factory in Brazil).

Inventory turnover reached 3.2 times, showing a decrease of 11.1% compared to the same period in 2024, mainly explained by the increase in average inventory (23.5%), which was higher than the increase in Cost of Sales (9.8%) compared to the same period in 2024.

Indebtedness

The debt ratio reached 0.7 times at the end of June 2025, corresponding to an increase of 9.0% compared to the end of December 2024. This is mainly due to the increase in net financial debt (19.1%), which was higher than the increase in total equity (9.2%).

The financial expense coverage ratio shows a decrease of 21.9% compared to December 2024, reaching a value of 9.9 times. This is explained by the fact that the increase in net financial expenses for the 12-month rolling period (29.1%) was greater than the increase in adjusted EBITDA for the 12-month rolling period (0.8%).

Net financial debt/adjusted EBITDA reached 1.4 times at the end of June 2025, representing an increase of 18.1% compared to December 2024. This is due to the increase in net financial debt (19.1%), which was higher than the increase in Adjusted EBITDA (0.8%).

* Definitions used are contained in the Glossary on page 17 of this document.

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Profitability

Return on equity reached 24.7%, 0.3 percentage points lower than the indicator measured in December 2024. The result is due to the increase in average equity (9.9%), which was higher than the increase in net income for the 12-month rolling period (8.6%).

Meanwhile, return on total assets was 7.9%, 0.4 percentage points higher than the indicator measured in December 2024, explained by the increase in net income for the last 12 months (8.6%), which was higher than the increase in average assets (3.1%).

MACROECONOMIC INFORMATION

INFLATION

	Accumulated 1H25	LTM
Argentina*	15.05%	39.37%
Brazil	2.99%	5.35%
Chile	2.01%	4.10%
Paraguay	2.97%	3.97%

*Official inflation published by the Argentine National Institute of Statistics and Census (INDEC). It should be noted that the inflation rate used to restate Argentina's figures in accordance with IAS 29 corresponds to the inflation rate estimated by the Central Bank of Argentina (in its Market Expectations Survey report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation rate for the previous month (INDEC).

EXCHANGE	Local currency/USD			CLP/local currency
RATES USED	(Average exchange rate*)			(Average exchange rate*)
	2Q24	2Q25	% Var.	2Q24	2Q25	% Var.
Argentina	912.0	1,205.0	32.1%	1.0	0.8	-25.2%
Brazil	5.22	5.67	8.6%	179.06	167.08	-6.7%
Chile	934	947	1.3%	N/A	N/A	N/A
Paraguay	7,486	7,986	6.7%	0.12	0.12	-5.0%

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

EXCHANGE	Local currency/USD			CLP/local currency
RATES USED	(Average exchange rate*)			(Average exchange rate*)
	1H24	1H25	% Var.	1H24	1H25	% Var.
Argentina	912.0	1,205.0	32.1%	1.0	0.8	-25.2%
Brazil	5.09	5.76	13.2%	185.08	165.87	-10.4%
Chile	941	955	1.4%	N/A	N/A	N/A
Paraguay	7,392	7,954	7.6%	0.13	0.12	-5.7%

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

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Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in the countries where we operate could have a material adverse effect on general economic conditions as well as our business and financial condition

We cannot predict whether protests and demonstrations, which have sometimes been violent in the past, will significantly affect the economies of the countries where we operate, nor whether the public policies implemented by the governments in response to these potential demonstrations will have a negative impact on the economy and our business. We also cannot guarantee that the demonstrations and vandalism will not cause damage to our logistics and production infrastructure.

Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Bank Credit

On July 8, 2025, Embotelladora Andina S.A. entered into a bank credit agreement for UF 2,362,044, with a term of five years and a rate of 2.84% [UF], with a bullet payment at maturity and interest payments every six months. The financial terms of the loan include covenants similar to those established in the bonds issued by the Company.

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GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

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ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 57.8 million people, delivering 909.0 million unit cases or 5,161 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2024. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are: political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

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Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2025. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	April-June 2025					April-June 2024
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	67.6	82.6	39.0	18.2	207.5	65.3	81.8	31.5	18.4	197.1	5.3%
Transactions (Million)	397.5	435.8	185.5	117.9	1,136.7	390.5	431.1	148.2	116.1	1,085.9	4.7%

Net sales	286,964	220,715	170,285	61,963	738,154	264,979	218,502	130,408	61,341	672,193	9.8%
Cost of sales	(193,556)	(133,374)	(96,990)	(36,253)	(458,313)	(178,945)	(126,150)	(75,328)	(34,493)	(411,796)	11.3%
Gross profit	93,409	87,340	73,295	25,710	279,841	86,034	92,353	55,080	26,848	260,397	7.5%
Gross margin	32.6%	39.6%	43.0%	41.5%	37.9%	32.5%	42.3%	42.2%	43.8%	38.7%
Distribution and administrative expenses	(71,125)	(48,783)	(64,420)	(12,568)	(196,896)	(66,031)	(49,724)	(55,696)	(12,893)	(184,344)	6.8%

Corporate expenses (2)					(3,073)					(2,471)	24.3%
Operating income (3)	22,284	38,557	8,875	13,142	79,873	20,003	42,628	(616)	13,956	73,582	8.5%
Operating margin	7.8%	17.5%	5.2%	21.2%	10.8%	7.5%	19.5%	-0.5%	22.8%	10.9%
Adjusted EBITDA (4)	37,141	48,320	20,283	16,647	119,323	32,840	51,901	9,272	17,718	109,259	9.2%
Adjusted EBITDA margin	12.9%	21.9%	11.9%	26.9%	16.2%	12.4%	23.8%	7.1%	28.9%	16.3%

Financial (expenses) income (net)					(12,649)					(9,567)	32.2%
Share of (loss) profit of investments accounted for using the equity method					139					(76)	-283.6%
Other income (expenses) (5)					(6,098)					(9,813)	-37.9%
Results by readjustement unit and exchange rate difference					(2,448)					(5,300)	-53.8%

Net income before income taxes					58,818					48,826	20.5%

Income tax expense					(22,085)					(23,951)	-7.8%

Net income					36,733					24,875	47.7%

Net income attributable to non-controlling interests					500					(274)	-282.8%
Net income attributable to equity holders of the parent					37,233					24,602	51.3%
Net margin					5.0%					3.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					39.3					26.0
EARNINGS PER ADS					236.0					155.9	51.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2025. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-June 2025					January-June 2024
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	153.7	174.0	89.7	41.1	458.5	150.2	162.4	73.3	40.0	425.9	7.7%
Transactions (Million)	888.1	921.3	424.5	257.8	2,491.7	872.5	864.1	348.3	249.7	2,334.6	6.7%

Net sales	628,704	455,974	392,592	139,348	1,612,680	588,219	451,413	316,002	135,603	1,485,738	8.5%
Cost of sales	(417,881)	(275,331)	(213,068)	(79,254)	(981,430)	(393,111)	(263,937)	(167,252)	(75,252)	(893,888)	9.8%
Gross profit	210,824	180,643	179,524	60,094	631,249	195,108	187,475	148,750	60,351	591,850	6.7%
Gross margin	33.5%	39.6%	45.7%	43.1%	39.1%	33.2%	41.5%	47.1%	44.5%	39.8%
Distribution and administrative expenses	(148,241)	(102,649)	(137,174)	(26,812)	(414,877)	(138,322)	(105,230)	(115,634)	(27,566)	(386,752)	7.3%

Corporate expenses (2)					(5,810)					(5,252)	10.6%
Operating income (3)	62,582	77,994	42,350	33,282	210,562	56,787	82,246	33,116	32,785	199,846	5.4%
Operating margin	10.0%	17.1%	10.8%	23.9%	13.1%	9.7%	18.2%	10.5%	24.2%	13.5%
Adjusted EBITDA (4)	91,678	96,932	65,344	40,385	288,529	81,784	100,945	53,578	40,799	271,854	6.1%
Adjusted EBITDA margin	14.6%	21.3%	16.6%	29.0%	17.9%	13.9%	22.4%	17.0%	30.1%	18.3%

Financial (expenses) income (net)					(26,336)					(21,353)	23.3%
Share of (loss) profit of investments accounted for using the equity method					1,519					1,100	38.1%
Other income (expenses) (5)					(8,612)					(18,891)	-54.4%
Results by readjustement unit and exchange rate difference					(6,282)					(1,243)	405.4%

Net income before income taxes					170,852					159,459	7.1%

Income tax expense					(57,297)					(65,085)	-12.0%

Net income					113,555					94,374	20.3%

Net income attributable to non-controlling interests					35					(786)	-104.4%
Net income attributable to equity holders of the parent					113,589					93,588	21.4%
Net margin					7.0%					6.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					120.0					98.9
EARNINGS PER ADS					720.0					593.2	21.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2025.

(In local nominal currency of each period, except Argentina (3))

	April-June 2025				April-June 2024
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	67.6	82.6	39.0	18.2	65.3	81.8	31.5	18.4
Transactions (Million)	397.5	435.8	185.5	117.9	390.5	431.1	148.2	116.1

Net sales	286,964	1,321.4	219,829.9	522,501	264,979	1,217.4	174,841.9	490,541
Cost of sales	(193,556)	(798.5)	(125,209.5)	(305,732)	(178,945)	(702.5)	(100,994.1)	(275,884)
Gross profit	93,409	522.9	94,620.4	216,768	86,034	514.9	73,847.9	214,658
Gross margin	32.6%	39.6%	43.0%	41.5%	32.5%	42.3%	42.2%	43.8%
Distribution and administrative expenses	(71,125)	(292.0)	(83,162.9)	(106,021)	(66,031)	(277.2)	(74,673.8)	(103,291)

Operating income (1)	22,284	230.9	11,457.5	110,747	20,003	237.6	(825.9)	111,366
Operating margin	7.8%	17.5%	5.2%	21.2%	7.5%	19.5%	-0.5%	22.7%
Adjusted EBITDA (2)	37,141	289.3	26,184.0	140,315	32,840	289.5	12,430.7	141,479
Adjusted EBITDA margin	12.9%	21.9%	11.9%	26.9%	12.4%	23.8%	7.1%	28.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2025 figures are presented in accordance to IAS 29, in June 2025 currency. 2024 figures are also presented in accordance to IAS 29, in June 2025 currency.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2025.

(In local nominal currency of each period, except Argentina (3))

	January-June 2025				January-June 2024
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	153.7	174.0	89.7	41.1	150.2	162.4	73.3	40.0
Transactions (Million)	888.1	921.3	424.5	257.8	872.5	864.1	348.3	249.7

Net sales	628,704	2,750.0	506,817.4	1,159,314	588,219	2,435.3	423,672.8	1,061,839
Cost of sales	(417,881)	(1,660.3)	(275,060.9)	(659,478)	(393,111)	(1,423.4)	(224,239.1)	(589,484)
Gross profit	210,824	1,089.6	231,756.4	499,837	195,108	1,011.9	199,433.7	472,355
Gross margin	33.5%	39.6%	45.7%	43.1%	33.2%	41.6%	47.1%	44.5%
Distribution and administrative expenses	(148,241)	(619.1)	(177,084.6)	(223,217)	(138,322)	(567.4)	(155,034.2)	(216,339)

Operating income (1)	62,582	470.5	54,671.8	276,620	56,787	444.4	44,399.5	256,016
Operating margin	10.0%	17.1%	10.8%	23.9%	9.7%	18.2%	10.5%	24.1%
Adjusted EBITDA (2)	91,678	584.7	84,356.4	335,845	81,784	545.5	71,833.7	318,823
Adjusted EBITDA margin	14.6%	21.3%	16.6%	29.0%	13.9%	22.4%	17.0%	30.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2025 figures are presented in accordance to IAS 29, in June 2025 currency. 2024 figures are also presented in accordance to IAS 29, in June 2025 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2025	12-31-2024	06-30-2024	12-31-2024	06-30-2024
Cash + Time deposits + market. Securit.	207,577	325,486	305,736	-36.2%	-32.1%
Account receivables (net)	247,136	342,733	228,207	-27.9%	8.3%
Inventories	309,594	299,971	260,642	3.2%	18.8%
Other current assets	53,814	45,007	100,669	19.6%	-46.5%
Total Current Assets	818,120	1,013,196	895,254	-19.3%	-8.6%

Property, plant and equipment	2,456,966	2,477,823	2,303,731	-0.8%	6.7%
Depreciation	(1,352,618)	(1,380,049)	(1,302,992)	-2.0%	3.8%
Total Property, Plant, and Equipment	1,104,348	1,097,774	1,000,739	0.6%	10.4%

Investment in related companies	87,368	85,193	87,485	2.6%	-0.1%
Goodwill	143,639	144,681	141,358	-0.7%	1.6%
Other long term assets	958,792	950,261	874,802	0.9%	9.6%
Total Other Assets	1,189,800	1,180,135	1,103,645	0.8%	7.8%

TOTAL ASSETS	3,112,268	3,291,104	2,999,638	-5.4%	3.8%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2025	12-31-2024	06-30-2024	12-31-2024	06-30-2024
Short term bank liabilities	47,717	56,401	39,089	-15.4%	22.1%
Current portion of bonds payable	33,159	29,801	31,734	11.3%	4.5%
Other financial liabilities	26,683	24,129	23,085	10.6%	15.6%
Trade accounts payable and notes payable	428,506	551,451	344,047	-22.3%	24.5%
Other liabilities	81,511	244,362	171,478	-66.6%	-52.5%
Total Current Liabilities	617,576	906,144	609,433	-31.8%	1.3%

Long term bank liabilities	0	0	9,508	0.0%	-100.0%
Bonds payable	1,000,549	1,003,864	977,238	-0.3%	2.4%
Other financial liabilities	79,186	62,679	54,281	26.3%	45.9%
Other long term liabilities	306,742	304,020	289,062	0.9%	6.1%
Total Long Term Liabilities	1,386,476	1,370,563	1,330,089	1.2%	4.2%

Minority interest	36,876	37,988	34,747	-2.9%	6.1%

Stockholders' Equity	1,071,340	976,409	1,025,369	9.7%	4.5%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,112,268	3,291,104	2,999,638	-5.4%	3.8%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2025	12-31-2024	06-30-2024
Chile	33,476	75,830	36,337
Brazil	21,421	115,079	47,041
Argentina	22,379	89,694	44,372
Paraguay	18,415	21,916	4,202
Total	95,691	302,519	131,951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, July 29, 2025